02028986

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Argent Resources Ltd

*CURRENT ADDRESS

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5091 FISCAL YEAR 11-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/14/02

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82 - 5091

AR/S
11-30-01

02 MAY -7

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

Schedule A

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
ARGENT RESOURCES LTD.	01	11	30	02	03	15

ISSUER ADDRESS: 620 – 650 WEST GEORGIA STREET, P.O. BOX 11604				
CITY/ VANCOUVER	PROVINCE BC	POSTAL CODE V6B 4N9	ISSUER FAX NO. 604-687-4670	ISSUER TELEPHONE NO. 604-681-0405
CONTACT PERSON GARY SCHELLENBERG		CONTACT'S POSITION DIRECTOR		CONTACT TELEPHONE NO. 604-681-0405
CONTACT EMAIL ADDRESS gschel@ihermes.com		WEB SITE ADDRESS www.argentresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	GARY SCHELLENBERG	02	04	17
[signature]	BERNARD DEWONCK	02	04	17

FIN51-901F Rev.2000/12/19

ARGENT RESOURCES LTD.

FINANCIAL STATEMENTS

NOVEMBER 30, 2001

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Argent Resources Ltd.

We have audited the balance sheets of Argent Resources Ltd. as at November 30, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

March 15, 2002

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

ARGENT RESOURCES LTD.
BALANCE SHEETS
AS AT NOVEMBER 30

	2001	2000
ASSETS		
Current		
Cash	$ 6,724	$ 18,691
Receivables	53,972	3,080
	60,696	21,771
Advances to Lute Linux.com Corp. (Note 3)	-	273,000
Capital assets (Note 4)	1,829	2,670
Long-term investment (Note 5)	315,000	-
	$ 377,525	$ 297,441
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Accounts payable and accrued liabilities	$ 138,525	$ 58,881
Notes payable (Note 7)	653,147	351,990
	791,672	410,871
Shareholders' deficiency		
Capital stock (Note 8)	5,892,257	5,719,857
Subscriptions received in advance	-	59,000
Deficit	(6,306,404)	(5,892,287)
	(414,147)	(113,430)
	$ 377,525	$ 297,441

Nature and continuance of operations (Note 1)

On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED NOVEMBER 30

	2001	2000
EXPENSES		
Administration fees	$ 12,000	$ 12,000
Amortization	841	473
Consulting fees	27,000	33,700
Financing fees	25,771	-
Interest and loan bonus	39,327	11,783
Management fees	30,000	30,000
Office and miscellaneous	22,191	16,848
Professional fees	57,984	50,621
Property evaluation	11,547	-
Rent	25,000	27,000
Shareholder communications	8,747	8,431
Transfer agent and filing fees	8,441	11,871
Travel	2,398	1,765
	(271,247)	(204,492)
Loss on settlement of advances (Note 3)	(142,870)	-
Write-off of mineral properties (Note 6)	-	(57,700)
Loss for the year	(414,117)	(262,192)
Deficit, beginning of year	(5,892,287)	(5,630,095)
Deficit, end of year	$ (6,306,404)	$ (5,892,287)
Basic and diluted loss per share	$ (0.07)	$ (0.06)
Weighted average number of shares outstanding	6,174,245	4,422,625

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF CASH FLOWS
YEAR ENDED NOVEMBER 30

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (414,117)	$ (262,192)
Items not affecting cash		
Amortization	841	473
Interest accrued on notes payable	31,287	11,510
Shares issued for loan bonus	7,000	-
Write-off of mineral properties	-	57,700
Loss on settlement of cash advances	142,870	-
Changes in non-cash working capital items		
(Increase) decrease in receivables	(892)	5,514
Increase in accounts payable and accrued liabilities	79,644	29,154
Cash used in operating activities	(153,367)	(157,841)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of capital assets	-	(2,361)
Advances to Lute Linux.com Corp.	-	(273,000)
Mineral properties	-	(10,200)
Cash used in investing activities	-	(285,561)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan proceeds	35,000	-
Capital stock issued	106,400	400,000
Subscriptions received in advance	-	59,000
Cash provided by financing activities	141,400	459,000
Change in cash position during the year	(11,967)	15,598
Cash position, beginning of year	18,691	3,093
Cash position, end of year	$ 6,724	$ 18,691

Supplemental disclosures with respect to statement of cash flows (Note 12)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia and was previously in the business of exploration and development of mineral properties. During the prior and currents year, the Company attempted to acquire software development, training and consulting companies (Note 3).

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete publicequity financing, or generate profitable operations in the future.

	2001	2000
Deficit	$ (6,306,404)	$ (5,892,287)
Working capital (deficiency)	(730,976)	(389,100)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

The Company's financial instruments consist of cash, receivabbs, long-term investment, accounts payable and accrued liabilities and notes payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Capital assets and amortization

Capital assets are recorded at cost and are amortized annually over their estimated useful life using the following methods:

Software	3 years straight-line
Computer equipment	30% declining balance

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Long-term investment

Long-term investment in securities is accounted for using the cost method, whereby the investment is initially recorded at cost. Earnings will only be recognized to the extent received or receivable. When there has been an other than temporary decline in value, the investment will be written-down to recognize the loss.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the estimated reserves of the related property following commencement of production, or written off if the mineral interests are sold or abandoned.

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will becomputed on the basis of units produced in relation to the estimated reserves. All deferred costs relating to a project will be expensed in the year of abandonment or sale.

Income taxes

During the current year, the Company retroactively adopted the asset/liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants. The adoption of the new standards resulted in no adjustments to the opening deficit. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

3. ADVANCES TO LUTE LINUX.COM CORP.

During the year ended November 30, 2000, the Company, subject to shareholder andregulatory approval, agreed to acquire 100% of the issued and outstanding share capital of Lute Linux.com Corp. ("Lute"), a company incorporated in Colorado, U.S.A. Lute was developing Linux based software applications and training programs. As consideration, the Company was to issue its own common shares to Lute's shareholders. The exact number of shares was to be determined and was subject to final negotiation of an agreement whereby Lute would acquire an interest in On-Track Computer Training Corporation ("On-Track"), a company incorporated in British Columbia, Canada. Lute and On-Track are related companies. During the year ended November 30, 2000, the Company advanced $273,000 to Lute.

During the current year, the agreement was terminated. As settlement of the $273,000 in advances to Lute, the Company received 2,000,000 common shares (Note 5) of Secureview Systems Inc. ("Secureview"), a company listed on the Canadian Venture Exchange. In addition, Secureview is required to pay the Company $50,000, and the Company assumed Lute's debt to Quest Ventures Inc. ("Quest") in the amount of $200,000 plus accrued interest (Note 7).

The settlement resulted in the Company incurring a loss totalling $142,870.

4. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Software	$ 810	$ 315	$ 495	$ 810	$ 45	$ 765
Computer equipment	2,471	1,137	1,334	2,471	566	1,905
	$ 3,281	$ 1,452	$ 1,829	$ 3,281	$ 611	$ 2,670

5. LONG-TERM INVESTMENT

The investment, carried at cost, consists of 2,000,000 common shares of Secureview (Note 3). Secureview is a related party by virtue of common directors.

6. MINERAL PROPERTIES

	2001	2000
Slocan Claims, British Columbia An option to acquire a 100% interest in certain mineral claims, paying $7,500 and issuing 100,000 common shares valued at $40,000. During the year ended November 30, 2000, the Company abandoned the option and all related costs were written-off to operations.	$ -	$ 47,500
Deferred exploration costs	-	10,200
	-	57,700
Written-off	-	(57,700)
Balance, end of year	$ -	$ -

Deferred exploration costs were incurred as follows:

	2001	2000
Geological personnel	$ -	$ 9,764
Recording fees	-	410
Miscellaneous	-	26
	$ -	$ 10,200

7. NOTES PAYABLE

	2001	2000
Note payable, bears interest of 9% per annum, is unsecured and was due on August 30, 1999. The Company is currently negotiating new repayment terms with the lender.	$ 342,132	$ 342,132
Note payable, bears interest at 1% per month, is unsecured and due on demand.	200,000	-
Note payable, bears interest at 1% per month, secured by a general security agreement and due on July 31, 2002.	35,000	-
	577,132	342,132
Accrued interest	76,015	9,858
	$ 653,147	$ 351,990

8. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued and outstanding		
At November 30, 1999	2,172,718	$ 4,955,325
For cash – private placements	1,250,000	400,000
For acquisition of mineral property	100,000	40,000
For settlement of accounts payable	1,313,542	197,032
For settlement of note payable	850,000	127,500
At November 30, 2000	5,686,260	5,719,857
For cash – exercise of warrants	538,500	165,400
For loan bonus	35,000	7,000
At November 30, 2001	6,259,760	$ 5,892,257

9. STOCK OPTIONS AND WARRANTS

No incentive stock options were outstanding as at November 30, 2000 and 2001.

As at November 30, 2001, share purchase warrants were outstanding as follows:

Number of Shares	Exercise Price	Expiry Date
711,500	$ 0.40	June 6, 2002

10. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid $12,000 (2000 - $12,000) for administration fees to a company controlled by a director.

10. RELATED PARTY TRANSACTIONS (cont'd...)

b) Paid $27,000 (2000 - $18,700) for consulting fees to a director.

c) Paid $30,000 (2000 - $30,000) for management services to a company controlled by a director.

d) Paid $25,000 (2000 - $27,000) for rent to a company controlled by a director.

e) Issued 538,500 common shares (2000 – Nil) to a director, the spouse of a director and a company controlled by a director for total proceeds of $165,400 (2000 - $Nil) pursuant to the exercise of warrants.

f) Issued Nil common shares (2000 – 728,457) to a director and companies controlled by a director as settlement of accounts payable totalling $Nil (2000 - $109,269).

g) Issued Nil common shares (2000 – 538,500) to a director, the spouse of a director and a company controlled by a director for total proceeds of $Nil (2000 - $150,975) pursuant to private placements.

Included in accounts payable is $46,848 (2000 – $20,806) owing to related parties.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

11. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2001	2000
Loss before income taxes	$ (414,117)	$ (262,192)
Current income taxes (recovery) at statutory rate	$ (184,696)	$ (119,560)
Amortization of capital assets	375	216
Write-off of mineral property costs	-	26,311
Unrecognized benefits of non-capital losses	184,321	93,033
Total current income taxes (recovery)	$ -	$ -

11. INCOME TAXES (cont'd...)

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

		2001		2000
Future income tax assets (liabilities):				
Capital assets	$	648	$	279
Operating losses available for future periods		602,248		475,029
Mineral property costs		248,837		254,416
Capital losses		70,480		72,060
		922,213		801,784
Valuation allowance		(922,213)		(801,784)
Net future income tax asset (liability)	$	-	$	-

The Company has incurred approximately $1,350,000 of operating losses which, if unutilized, will expire through 2008. Subject to certain restrictions, the Company also has capital losses of approximately $210,000 and resource exploration expenditures of approximately $550,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

12. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO STATEMENT OF CASH FLOWS

		2001		2000
Cash paid during the year for interest	$	401	$	-
Cash paid during the year for income taxes	$	-	$	-

Significant non-cash transactions for the year ended November 30, 2001 included:

a) The Company issuing 35,000 common shares, valued at $7,000, as a loan bonus.

b) The Company settling $273,000 in advances to Lute by receiving 2,000,000 common shares of Secureview, accruing $50,000 due from Secureview and assuming Lute's debt to Quest in the amount of $200,000 plus accrued interest (Note 3).

Significant non-cash transactions for the year ended November 30, 2000 included:

a) The Company issuing 100,000 common shares, valued at $40,000, as an option payment on a mineral property (Note 6).

12. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO STATEMENT OF CASH FLOWS

b) The Company issuing 850,000 common shares to settle $127,500 of the balance owing on the note payable (Note 7).

c) The Company issuing 1,313,542 common shares to settle accounts payable totalling $197,032.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
ARGENT RESOURCES LTD.	01	11	30	02	03	15

ISSUER ADDRESS				
620 – 650 WEST GEORGIA STREET, P.O. BOX 11604				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N9	604-687-4670	604-681-0405
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GARY SCHELLENBERG		DIRECTOR		604-681-0405
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
gschel@ihermes.com		www.argentresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
	GARY SCHELLENBERG	02	04	17
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
	BERNARD DEWONCK	02	04	17

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended November 30, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached audited financial statements for the year ended November 30, 2001.

2. See Note 10 of the attached audited financial statements.

3. a) See Note 8 of the attached audited financial statements.

   b) No incentive stock options were granted during the year ended November 30, 2001.

4. a) See Note 8 of the attached audited financial statements.

   b) See Note 8 of the attached audited financial statements.

   c) See Note 9 of the attached audited financial statements.

   d) There are no shares held in escrow or subject to a pooling agreement.

5. List of directors and officers: Gary Schellenberg – Director and CEO
   Bernard Dewonck – Director and President
   John Lando – Director
   Donald Penner – Director
   Eileen Browne – Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

A) DESCRIPTION OF BUSINESS

Since its incorporation in 1985, the Issuer has been engaged in the business of exploration of natural resource properties. In early 2000, the Issuer initiated a search for other business opportunities, which culminated in the July 12, 2000 announcement of a proposed Reverse Take Over ("RTO") of privately held, Linux based computer software development, training and consulting company Lute Linux.com Corp. ("Lute") that was to result in Argent acquiring 100% control of Lute. The Issuer announced on January 11, 2001 that a Letter of Intent ("LOI") between Lute and On-Track Computer Training Ltd. ("On-Track") was signed for the purchase of 5% of On-Track with an option to acquire the remaining 95%. Efforts to finance the acquisition of the remaining 95% of On-Track continued throughout the first and second quarters of fiscal 2001. The Issuer had planned to complete a brokered private placement of up to 2,500,000 units, each consisting of one share and one half two-year warrant, however the Issuer announced that it would not proceed with this private placement and that private financing had been secured to meet the current requirements of On-Track.

The Issuer subsequently assigned its rights to the RTO of Lute to NASD Over-the-Counter Bulletin Board ("OTCBB") listed company International Comstock Exploration Ltd. (subsequently renamed Secureview Systems Inc.) and entered into negotiations to acquire certain oil and gas properties. The Canadian Venture Exchange ("CDNX"), having been informed of the Issuer's activities, viewed the potential oil and gas acquisition as a change of business from that of the Issuer's current status as a mining issuer and as a result, trading in the Issuer's shares was halted on July 31, 2001.

The Issuer announced in August the signature of a Letter of Intent to purchase two private Alberta companies. The subsequent rapid decline of oil and gas prices led to a re-evaluation of the value of the companies and together with market uncertainties in the wake of the events of September 11, 2001, caused the Issuer and the companies to extend the closing date of the purchase. The negotiations were terminated by mutual agreement subsequent to the year end due to the inability to reach an agreement on a suitable purchase price.

At the present time, the issuer's principal asset consists of its share holdings in Secureview Systems Inc. and therefore according to CDNX regulations is no longer a resource company and must go through a change in business. Until such time as the Issuer completes a transaction that either constitutes a change of business or establishes it once again as a resource issuer, trading in the issuer's shares will remain halted.

B) DISCUSSION OF OPERATIONS

In early 2000, the Issuer initiated a search for other business opportunities, which culminated in the July 12, 2000 announcement of a proposed Reverse Take Over ("RTO") of privately held, Linux based computer software development, training and consulting company Lute Linux.com Corp. ("Lute") that would result in Argent acquiring 100% control of Lute. This agreement called for the Issuer to issue 10,100,000 common shares in its capital stock at a deemed issuance price of $0.29 per share to complete the transaction.

The Issuer announced on January 11, 2001 that a Letter of Intent ("LOI") between Lute and On-Track Computer Training Ltd. was signed on December 11, 2000, for the purchase of 5% of On-Track with an option (the "Option") to acquire the remaining 95%.

The LOI called for Lute to pay On-Track $325,000 CDN for 5% of the issued and outstanding shares of On-Track. Upon payment by Lute of the $325,000 CDN, Lute was to receive an option to purchase the remaining 95% of the issued and outstanding shares of On-Track based on an independent valuation of On-Track.

The Issuer had planned to complete a brokered private placement of up to 2,500,000 units, each consisting of one share and one half two-year warrant. Each warrant was to be exercisable at $0.40 in the first year and $0.46 in the second year. On May 1, 2001, the Issuer announced that it would not proceed with this private placement and that private financing had been secured to meet the current requirements of On-Track.

Due to the inability to conclude the purchase of Lute and On-Track in a timely manner and the ongoing cash needs of these companies, Argent assigned its rights to the proposed Reverse Takeover of Lute to a NASD Over-the-Counter Bulletin Board ("OTCBB") listed company, Secureview Systems Inc. (formerly International Comstock Exploration Ltd.), ("Secureview"). A letter of Intent ("LOI") dated June 28, 2001, between Secureview, the Issuer, Lute, On-Track Computer Training Ltd. ("On-Track") and related company On-Track Computer International Ltd. ("On-Track (UK)") sets out the terms of this assignment. On-Track and On-Track (UK) are part of this transaction by virtue of Lute's option to enter into a share exchange agreement with them.

The LOI called for the assignment to Secureview of the Share Crystallization Agreement entered into between Lute and the Issuer in exchange for: (1) the Issuer receiving 3,600,000 shares of Secureview; (2) the Issuer receiving $50,000 CDN to cover legal expenses; and (3) and the assumption by the Issuer of an outstanding debt owed by Lute to Quest Ventures Ltd. in the amount of $200,000 plus accrued interest whereby the Issuer agreed to settle this debt through the issuance of common shares of the Issuer, subject to CDNX approval.

As a result of these transactions, the Issuer would no longer be required to proceed with the RTO of Lute according to Canadian Venture Exchange policies and regulations and would therefore remain a resource sector issuer.

During the second quarter, the Issuer entered into negotiations to acquire certain oil and gas properties. The Canadian Venture Exchange, having been informed of the Issuer's activities, viewed the potential oil and gas acquisition as a change of business from that of the Issuer's current status as a mining issuer and as a result, trading in the Issuer's shares was halted on July 31, 2001

On August 16, 2001 the Issuer announced that it has signed a Letter of Intent ("LOI") to purchase two private Alberta-based oil-and-gas companies, SmallOil Empire Ltd. and Niaga Energy Corporation. These companies together own a combined 38% operating interest in ten gross sections – 2560 contiguous hectares – of producing and nonproducing lands in the Mulligan/Fourth Creek area of Alberta, approximately 150 km northwest of Grande Prairie and about 60 km from the British Columbia border. This acquisition included seven producing oil-and-gas wells and a development potential for five to eight additional wells in shallow-depth, multi-zone fields on the existing acreage. At least five distinct reservoirs had been identified to date, two of which were recent new pool discoveries. Under the terms of the LOI, the Issuer was to retain the vendors' key personnel, maintaining the wells' operational and geo-technical continuity.

At the time three gas wells and four oil wells were in production on this acreage, with a combined daily production of fifty barrels per day (bopd) of light crude and 2.25 million cubic feet of natural gas. According to an April 2001 vendor-commissioned Chapman Engineering Report, gross proven oil reserves on this property total approximately 600,000 recoverable barrels (netting the Issuer 230,000 barrels), and total proven recoverable sales gas is estimated at 5 billion cubic feet (netting the Issuer 1.9 billion cubic feet). Probable, undeveloped reserves net to The Issuer's interest totaled 275,000 barrels of crude and 850 million cubic feet of sales gas.

As of April 1, 2001, production levels net to the acquired interest were on the order of an equivalent to 118 barrels per day (6:1 being the natural gas to oil ratio).

The acquisition of SmallOil Empire Ltd. and Niaga Energy Corporation would have entailed the Issuer purchasing all of the issued shares of these two companies for an aggregate sum of CDN$5,300,000 -- $3,300,000 in cash, $1,000,000 through the issuance of 3,333,334 Class "A" nonvoting, convertible redeemable preferred shares, and $1,000,000 through the issuance of 2,857,142 Class "B" nonvoting, convertible, redeemable preferred shares

Canaccord Capital Corporation ("Canaccord") had agreed to act as the Issuer's sponsor in relation to this transaction subject to completing due diligence and documentation that would permit the resumption in trading of the Issuer's shares. The Issuer intended on financing the acquisition through a combination of bank financing and issuance of convertible debentures. Closing date of the purchase of the companies was to be November 1, 2001 with an effective date of September 1, 2001.

The Issuer had arranged a $75,000 bridge financing, of which $35,000 was advanced. The loan will be for a period of 1 year at an interest rate of 1%/month or 12.68% per annum. The lender will receive a total of $15,000 payable in shares as a bonus for the loan.

The subsequent rapid decline of oil and gas prices led to a re-evaluation of the value of the companies and together with market uncertainties in the wake of the events of September 11, 2001, caused the Issuer and the companies to extend the closing date of the purchase. Efforts to complete the purchase were terminated subsequent to year end due to the inability to reach an agreement on the purchase price.

The Issuer has also renegotiated the number of shares it received from Secureview Systems Inc., from 3,600,000 shares to 2,000,000 shares to better reflect the reduced value of the assignment and the assets involved.

At the present time, the issuer's principal asset consists of its share holdings in Secureview Systems Inc. and therefore according to CDNX regulations has changed its business and no longer qualifies as a resource company . Until such time as the Issuer completes a transaction that either constitutes a change of business or establishes it once again as a resource issuer, trading in the issuer's shares will remain halted.

C) DISCUSSION OF FINANCIAL OPERATIONS

I) <u>Deferred Exploration Expenditures</u>

The Issuer had no deferred exploration expenditures in fiscal 2001

II) Financial Information

Since incorporation the Issuer has nor received any revenues from operations and as a consequence, reports an annual deficit.

For the year ended November 30, 2001, the Issuer has posted a loss of $414,117; for the year ended November 30, 2000, the loss was $262,192.

The losses reported are the result of administrative expenses relating to the operation of the Issuer's business.

The Company now has 6,971,260 shares outstanding on a fully diluted basis.

III) Transactions with Related Parties

On October 1, 1997, The Issuer entered into a Management and Administration Services Agreement with 519820 B.C. Ltd., owned 50% by Director Gary Schellenberg and 50% by Heather Schellenberg. 519820 B.C. Ltd receives $2,500 per month for management services and an additional $1,000 per month for services of a clerical or administrative nature. $42,000 was paid or accrued in fiscal 2000 and $42,000 was paid or accrued in fiscal 2001 to 519820 B.C. Ltd. Consulting fees totaling $18,000 were paid or accrued in fiscal 2000 and $27,000 was paid or accrued in fiscal 2001 to Bernard Dewonck, a Director.

IV) Investor relations

Investor relations activities continued during the year to a limited extent, consisting primarily of responses by management to inquiries received. The Issuer has no investor relations contracts in place.

V) Legal Proceedings

The Issuer has no legal proceedings in process or pending.

VI) Transactions Requiring Regulatory Approval

The assignment to Secureview Systems Inc. of the Issuer's rights to the Reverse Take Over of Lute Linux.com Corp. is subject to CDNX approval.

D) SUBSEQUENT EVENTS

The Issuer's management is seeking shareholder approval at the May 22, 2002 Annual General Meeting for a possible share consolidation as well as a possible change of control in the event that post consolidation shares are issued for debt. These measures may or may not be implemented but are deemed necessary options to have available to the Issuer's management to attract new project and investment opportunities.

ARGENT RESOURCES LTD.

2002 ANNUAL GENERAL MEETING
and
EXTRAORDINARY GENERAL MEETING

2002 Annual General Meeting and
Extraordinary General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Financial Statements

The 2002 Annual General Meeting and Extraordinary General Meeting of the shareholders of Argent Resources Ltd. is being held at 620 – 650 W. Georgia St, Vancouver, B.C., V6B 4N9, on Wednesday, May 22, 2002 at 10:00 a.m.

Argent Resources Ltd.
Suite 620 – 650 W. Georgia Street
Vancouver, British Columbia, V6B 4N9
Phone: (604) 681-0405 and Fax: (604) 687-4670

NOTICE OF ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting and an Extraordinary General Meeting (the "*Meetings*") of the shareholders of **ARGENT RESOURCES LTD.** (the "*Company*") will be held at Suite 620 - 650 West Georgia Street, Vancouver, British Columbia, on Wednesday, the 22nd day of May, 2002 at 10:00 a.m. for the following purposes (the "*Notice of Meetings*"):

1. To receive, consider and approve the report of the Directors to the shareholders of the Company.

2. To receive and consider the audited financial statements of the Company for the year ended November 30, 2001 together with the report of the auditors of the Company on those audited financial statements of the Company.

3. Approval of the acts of the Directors of the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that the actions, deeds and conduct of the Directors of the Company on behalf of the Company since the date of the last Annual General Meeting of the Company are hereby ratified and confirmed."

4. Approval of appointing Davidson & Company as auditor of the Company. To consider and, if thought advisable, pass an ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that Davidson & Company be appointed as auditor of the Company until the next Annual General Meeting of the Company or until a successor is appointed, at a remuneration to be fixed by the Directors of the Company, and that the Directors of the Company are hereby authorized to fix the remuneration."

5. Election of Directors of the Company. To consider and, if thought advisable, pass an ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that Gary Schellenberg, Bernard Dewonck, John Lando and Donald Penner be appointed as Directors of the Company until the next Annual General Meeting of the Company or until a successor is appointed."

6. Approval of Future Financings by the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the Company to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Financing*"); that the shareholders of the Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Financing at any time without the further approval of the shareholders of the Company."

7. Approval of Name Change by the Company. To consider and, if thought advisable, pass the following special resolution, with or without amendment:

"RESOLVED, by special resolution, that, subject to regulatory approval, the name of the Company be changed from Argent Resources Ltd. to "Argent Capital Corp." or to such other name as may approved by the Directors of the Company, in their sole and absolute discretion, and as is acceptable with the appropriate regulatory authorities (the "*Name Change*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Name Change at any time without the further approval of the shareholders of the Company.".

8. Approval of Fixing the Number of Directors of the Company between meetings. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the number of Directors of the Company for the ensuing year be fixed at not less than three and no more than ten until the next annual general meeting of the Company (the "*Fixed Number of Directors*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Fixed Number of Directors at any time without the further approval of the shareholders of the Company."

9. Approval of Share Consolidation by the Company. To consider and, if thought advisable, pass the following special resolution, with or without amendment:

"RESOLVED, by special resolution, that, subject to applicable corporate and securities laws and regulatory authorities, the authorized share capital of the Company be altered by consolidating the authorized capital on a one (1) new for up to three (3) old basis, with such final consolidation ratio to be determined by the Directors of the Company, in their sole and absolute discretion, and as is acceptable with the appropriate regulatory authorities, such that the issued and outstanding share capital of the Company is altered from 6,259,760 common shares without par value to, assuming a one (1) new for up to three (3) share consolidation, not less than 2,086,587 common shares without par value (the "*Share Consolidation*"), and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Share Consolidation at any time without the further approval of the shareholders of the Company.".

10. Approval of Amendment of Articles of Incorporation by Increasing the Authorized Capital. To consider and, if thought advisable, pass the following special resolution, with or without amendment:

"RESOLVED, by special resolution, that subject to applicable corporate and securities laws and regulatory authorities, the authorized share capital of the Company be altered by increasing the amount of authorized shares of common stock in the Company from 33,333,333 (which was reduced to this amount due to the Share Consolidation) to 100,000,000 without changing the par value of the common stock ("*Increase in Authorized Common Shares*"), with such final Increase in Authorized Common Shares to be determined by the Directors of the Company, in their sole and absolute discretion, and as is acceptable with the appropriate regulatory authorities, and furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Increase in Authorized Common Shares at any time without the further approval of the shareholders of the Company."

11. Approval of Amendment of Articles of Incorporation and By-Laws by the Company. To consider and, if thought advisable, pass the following special resolution, with or without amendment:

"RESOLVED, by special resolution, that, subject to applicable corporate and securities laws and regulatory authorities, the present Articles of Incorporation and By-Laws of the Company be amended to reflect, where appropriate and applicable, the proposed Name Change, Fixed Number of Directors, Share Consolidation, and Increase in Authorized Common Shares by the Company (collectively, the "*Amendment of Articles and By-Laws*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Amendment of Articles and By-Laws at any time without the further approval of the shareholders of the Company.".

12. Approval of Issuance of Post Share Consolidation Shares for Debt and Possible Resulting Change in Control by the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to applicable securities laws and regulatory authorities, the shareholders of the Company hereby aprove and authorize the issuance of post Share Consolidation shares for debt to certain creditors; and that the shareholders of the Company approve any possible and resulting effective change in control from the issuance of such shares to any or all of the creditors and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed post Share Consolidation shares for debt issuance at any time without the further approval of the shareholders of the Company.".

13. Approval of Discretion to complete the Name Change, Fixed Number of Directors, Share Consolidation, Increase in Authorized Common Shares, Amendment of Articles and By-Laws by the Company, and Issuance of Post Share Consolidation Shares for Debt. To consider and, if thought advisable, pass the following special resolution, with or without amendment:

"RESOLVED, by special resolution, that, subject to applicable corporate and securities laws and regulatory authorities, the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Name Change, Fixed Number of Directors, Share Consolidation, Increase in Authorized Common Shares, Amendment of Articles and By-Laws and Issuance of Post Share Consolidation Shares for Debt by the Company at any time without the further approval of the shareholders of the Company.".

14. Other Business. To transact any other business which may properly come before the Meeting.

Information relating to the matters to be brought before the Meeting is set forth in the Information Circular which accompanies this Notice of Meeting and which is supplemental to and expressly made a part of this Notice of Meeting.

It is important that your common shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia, on this 17th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS OF ARGENT RESOURCES LTD.

"Bernard Dewonck"

Bernard Dewonck
President
and a Director

ARGENT RESOURCES LTD.

INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF ARGENT RESOURCES LTD. TO BE HELD ON MAY 22, 2002

SOLICITATION OF PROXIES

This information circular (the "*Information Circular*") is furnished in connection with the solicitation of proxies by the management of **ARGENT RESOURCES LTD.** (the "*Company*") for use at the Annual General Meeting and Extraordinary General Meeting (the "*Meetings*") of shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meetings distributed with this Information Circular. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A shareholder unable to attend the Meetings may appoint a proxyholder to vote his common shares at the Meetings by completing the form of proxy (the "*Proxy*") provided with this Information Circular. The persons named as proxyholder on the accompanying Proxy have been provided by management for selection by the shareholder. A shareholder desiring to appoint some other person may do so by inserting the name in the space provided. If no choice of proxyholder is made then the first named proxyholder will exercise the Proxy with automatic substitution of the succeeding named proxyholder if such first named is not able to attend the Meetings. A person appointed as proxyholder need not be a shareholder of the Company. All completed Proxy forms must be deposited with Pacific Corporate Trust Company at 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not less than 48 hours before the time of the Meetings.

REVOCATION OF PROXY

A Proxy may be revoked either by signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid or signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed as set out in the notes to the Proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meetings on the day of the Meetings, or on the day of any adjournment thereof, or registering with the Scrutineer thereat as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder in the enclosed form of Proxy will vote the common shares in respect of which they are so appointed in accordance with the direction of the shareholders appointing them.

In the absence of any such direction such common shares will be voted in favour of the matters described on the Proxy.

The enclosed form of Proxy confers discretionary authority upon the proxyholder with respect to amendments or variations of matters identified in the Notice of Meetings and other matters which may properly come before the Meetings unless revoked by the shareholder as provided in the form of Proxy. At the time of printing this Information Circular management of the Company knows of no such amendments, variations, or other matters which are to be presented for action at the Meetings, other than the matters referred to in the Notice of Meetings.

Matters which may properly come before the Meetings shall be any matter not effecting a change in the articles or memorandum of the Company or not disposing of all or substantially all of the assets of the Company.

RECORD DATE

Those registered members entitled to vote at the Meetings will be determined by the record of such holders at the close of business on **April 17, 2002**.

PRINCIPAL HOLDERS OF COMMON SHARES AND VOTING RIGHTS

The Company is authorized to issue 100,000,000 common shares without par value of which 6,259,760 common shares are issued and outstanding as of the date hereof. The Company has no other class of voting securities.

Holders of the outstanding common shares in the capital of the Company on the record date will, on a poll or ballot, be entitled to such votes per common share as provided by the Articles and Memorandum of the Company, provided they are present in person or by Proxy.

To the knowledge of management of the Company, the following beneficially own, directly or indirectly, or exercise control or direction, over common shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Member	Number of Common Shares	Percentage of Issued
CDS & Co. (1)	5,774,714 (2)	92.3%
Teck Cominco Corporation (3)	850,000 (2)	13.7%
Gary Schellenberg	738,857	11.8%

Notes:

(1) The Company is informed that this shareholder is a share depository, the beneficial ownership of which is unknown to the Company.
(2) This information was supplied to the Company by the Company's registrar and transfer agent, Pacific Corporate Trust Company.
(3) Teck Cominco Corporation is a public company listed on the Toronto Stock Exchange.

SHARE HOLDINGS OF PERSONS SOLICITING PROXIES

The Board of Directors and Officers of the Company are soliciting Proxies by issuance of the within Information Circular. Those persons, their present offices, and their common shares beneficially owned in the Company, directly or indirectly, are as follows:

Name	Office	Number of Common Shares
Gary Schellenberg	Chief Executive Officer, Director and Chairman	738,857
Bernard Dewonck	President and a Director	39,100
John Lando	A Director	40,347
Eileen Browne	Secretary	5,000

ADVANCE NOTICE OF MEETING

An advance Notice of Meetings was published in a Vancouver newspaper on March 19, 2002.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ending November 30, 2001 will be placed before the Meetings for review by the shareholders of the Company.

APPOINTMENT OF AUDITORS

Management of the Company will recommend to the Meetings to appoint Davidson & Company, as auditor of the Company, and to authorize the Directors of the Company to fix the auditor's remuneration. Davidson & Company was first appointed auditor of the Company May 9, 2000.

REMUNERATION OF MANAGEMENT AND OTHERS

Executive Compensation

The Company's fiscal year end is the 30th day of November.

Pursuant to Form 41 of the *Securities Rules* (British Columbia), the Company is a "small business issuer", which is defined as a company that:

- had revenues of less than $25,000,000 in its last completed financial year;
- is not a non-redeemable investment fund or mutual fund;
- has a public float of less than $25,000,000; and
- if it is a subsidiary of another company, that other company is also a small business issuer.

The Company has created three Executive Offices, namely that of President, Secretary, and Chief Executive Officer. In this regard the Company's named Executive Officers (collectively, the "*Named Executive Officers*") are as follows:

Gary Schellenberg - Mr. Schellenberg was appointed the Chief Executive Officer and Director of the Company on September 22, 1997.

Bernard Dewonck - Mr. Dewonck was appointed the President and Director of the Company on May 25, 1998.

John Lando – Mr. Lando was appointed a Director of the Company on June 20, 2000.

Donald Penner – Mr. Penner was appointed a Director of the Company on June 26, 2001.

Eileen Browne – Ms. Browne was appointed the Secretary of the Company on June 20, 2000.

For the purpose of this Information Circular, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

"*Equity security*" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"*Option*" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

"*LTIP*" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and

"*SAR*" means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as conpensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

FORM 41
Securities Act
Statement of Executive Compensation

Summary Compensation Table

The following table details the compensation received by the named executive officer (the "*Named Executive Officer*") of the Company during the three most recently completed financial years:

Summary Compensation Table						
	Annual Compensation				**Long-Term Compensation**	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities under Options Granted (#) (f)	Restricted Shares or Restricted Share Units (g)
Gary Schellenberg (1) Chief Executive Officer and a Director	2001 2000 1999	42,000 42,000 42,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Bernard Dewonck President and a Director	2001 2000 1999	27,000 18,000 18,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
John Lando A Director	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Eileen Browne Secretary	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Gary Schellenberg is paid as a corporate administrator and consultant through 519820 B.C. Ltd., a private B.C. company of which Gary Schellenberg owns 50%, at $3,500/mo.

The Company anticipates that compensation will be provided by the Company during the Company's next financial year to certain of the Named Executive Officers of the Company and in conjunction with certain management and administrative services to be provided to the Company by such Named Executive Officers.

Long-term Incentive Plans - Awards in most recently completed Financial Year

During its most recently completed financial year, and for the two previously completed financial years, the Company has not awarded or instituted any LTIPs in favour of its Named Executive Officers.

Options/SAR Grants during the most recently completed Financial Year

No individual grants of Options to purchase or acquire securities of the Company or any of its subsidiaries (whether or not in tandem with SARs) or any freestanding SARs were granted or were in effect and in favour of any of the Company's Named Executive Officers during the Company's most recently completed financial year (see the section captioned "Stock Options" hereinbelow for further particulars in this regard).

Aggregate Options/SAR Exercises during the most recently completed Financial Year and Financial Year-End Option/SAR Value

No Options (or tandem SARs) or freestanding SARs were exercised during the Company's most recently completed financial year by any of the Company's Named Executive Officers, and the aggregate net value of common shares under Option (or tandem SARs) or freestanding SARs (market value less exercise price) as at the date of the Company's most recently completed financial year end was Nil.

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

Compensation of Directors

For the Company's most recently completed fiscal year:

(a) no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for acting in their capacity as such;

(b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for acting in their capacity as such;

(c) no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for services rendered to the Company as consultants or experts, other than as outlined in the Summary Compensation Table above

(d) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for services rendered, or proposed to be rendered, to the Company as consultants or experts, other than the management contract currently in place with 519820 B.C. Ltd, of which Gary Schellenberg owns 50%, and ongoing consulting services provided by Bernard Dewonck ;

(e) no SARs or LTIPs were outstanding or in effect in favour of any of the Company's Directors; and

(f) no Options were outstanding and in favour of any Directors of the Company who are not also Named Executive Officers of the Company.

MANAGEMENT CONTRACTS

During the Company's most recently completed financial year ended November 30, 2001, the Company paid or accrued $42,000 for corporate administration and consulting services to 519820 B.C. Ltd., a private B.C. company, which is controlled by a director of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed hereinabove, none of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected annually and hold office until the next Annual General Meeting of the shareholders or until their successors in office are duly elected or appointed. The term of office of each member of the Board of Directors expires at the Meeting. Management of the Company proposes to nominate the persons listed below for election as Directors of the Company. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE SLATE OF NOMINEES HEREIN LISTED, SHAREHOLDERS OR SPECAIL WARRANT HOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEES ADDITIONAL TO THOSE NAMED.

The following persons are proposed to be nominated by management for election as Directors of the Company at the Meetings.

Name and Address	**Occupation**	**Director Since**	**Number of Shares Beneficially Owned/Controlled Directly/Indirectly**
Gary Schellenberg	Chief Executive Officer and a Director of the Company.	September 22, 1997	738,857
Bernard Dewonck	President and a Director of the Company and consulting geologist	May 25, 1998	39,100
John Lando	Director of the Company and President of Sterling Pacific Capital Inc.	June 20, 2000	40,347

Donald Penner	Director of the Company and consulting geologist	June 26, 2001	10,000

All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meetings. All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

All of the nominees for Directors of the Company are ordinarily resident in Canada.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company is presently seeking shareholder consideration and ratification of the following matters. In this regard, and where referenced, "*ordinary resolution*" is herein defined to mean a resolution passed by a majority of not less than one-half (1/2) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at these Meetings of the Company, and, in addition, "*special resolution*" is herein defined to mean a resolution passed by a majority of not less than three-quarters (3/4s) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at these Meetings of the Company.

Approval of Future Financings by the Company

One of the sources of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing programs the Company might arrange private placement subscriptions or public offerings of shares or securities convertible into shares.

As set forth in the attached Notice of Meetings, shareholders are also being asked to hereby pass an ordinary resolution allowing the Company's Directors to permit the Company, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, that being at present the Exchange, to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Financing*"), that the shareholders of the Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Financing at any time without the further approval of the shareholders of the Company.

It is not the current intention of management to issue the entire number of common shares authorized pursuant to the proposed Financing resolution; however, it is the policy of the Exchange that the shareholders of the Company are required to approve a private placement (including common share purchase warrants granted as part of such placement) if the number of common shares to be issued to one placee, or to a group of placees who intend to vote their common shares as a group, is equal to or greater than 20% of the number of the Company's common shares outstanding after giving effect to the issuance of the private placement common shares (including the exercise of any common share purchase warrants attached thereto). In addition, shareholder approval is required if the private placement may result in or is part of a transaction involving a change in the effective control of the Company or the creation of a control block. Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements to be entered into during the next 12 months. Blanket approval may, and subject to prior Exchange approval, obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Company's administrative costs relating to such private placements.

Any future private placement will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each future and proposed private placement transaction authorized hereunder will be made with placees who may or may not deal at arm's length with the Company; however, the subscription prices will comply with the policies of the Exchange. The following sets out the policy of the Exchange on pricing of private placements.

In a private placement of equity shares, the purchase price shall not be less than the market price for those shares. The Exchange defines "*market price*" as being, subject to certain exceptions, the closing price of the company's listed shares on the trading day before the day the Exchange receives the news release or notice letter from the company's authorized agent (which must be on the agreement day and which, if a notice letter, must be followed as soon as possible by a news release) and if the securities are subject to a hold period imposed under the Securities *Regulation* (which securities are required to be legended if the company is an exchange issuer), less the following discounts from the closing price:

Closing Price	Discount
Up to $0.50	25%;
$0.51 to $2.00	20%; and
above $2.00	15%;

and not less than $0.10 per share.

The Exchange defines "agreement day" as the day on which a private placement is agreed to by the listed company and all placees or, in the case of a brokered private placement, the day the listed company agrees to enter into an agency agreement with an agent with respect to the private placement. In the event that the shareholders do not pass the resolution authorizing the Company to issue such common shares by way of one or more private placement transactions with placees wherein the placees in each private placement may or may not deal at arm's length to the Company, the Company may be required to seek shareholder approval for private placements negotiated thereafter. In order to approve the ordinary resolution, a majority of the votes cast at the Meeting must be voted in favour thereof.

Approval of Name Change by the Company

As set forth in the attached Notice of Meetings, management of the Company hereby also proposes to seek shareholder approval, by way of special resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the name of the Company be changed from Argent Resources Ltd. to "Argent Capital Corp." or to such other name as may approved by the Directors of the Company, in their sole and absolute discretion, and as is acceptable with the appropriate regulatory authorities (the "*Name Change*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Name Change at any time without the further approval of the shareholders of the Company.

Approval of Fixing the Number of Directors of the Company

As set forth in the attached Notice of Meetings, management of the Company hereby also proposes to seek shareholder approval, by way of ordinary resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the number of Directors of the Company for the ensuing year be fixed at not less than three and no more than ten until the next annual general meeting of the Company (the "*Fixed Number of Directors*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Fixed Number of Directors at any time without the further approval of the shareholders of the Company.

Approval of the Share Consolidation of the Company's Securities

As set forth in the attached Notice of Meetings, management of the Company hereby also proposes to seek shareholder approval, by way of special resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the authorized share capital of the Company be altered by consolidating the authorized capital on a one (1) new for up to three (3) old basis, with such final consolidation ratio to be determined by the Directors of the Company, in their sole and absolute discretion, and as is acceptable with the appropriate regulatory authorities, such that the issued and outstanding share capital of the Company is altered from 6,259,760 common shares without par value to, assuming a one (1) new for up to three (3) share consolidation, not less than 2,08659 common shares without par value (the "*Share Consolidation*"), and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Share Consolidation at any time without the further approval of the shareholders of the Company.

Approval of the Increase in the Authorized Shares of the Company's Common Stock

As set forth in the attached Notice of Meetings, management of the Company hereby also proposes to seek shareholder approval, by way of special resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the authorized share capital of the Company be altered by increasing the amount of authorized shares of common stock in the Company from 33,333,333 (which was reduced to this amount due to the Share Consolidation) to 100,000,000 without changing the par value of the common stock ("*Increase in Authorized Common Shares*"), with such final Increase in Authorized Common Shares to be determined by the Directors of the Company, in their sole and absolute discretion, and as is acceptable with the appropriate regulatory authorities, and furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Increase in Authorized Common Shares at any time without the further approval of the shareholders of the Company.

Approval of Amendment of Articles of Incorporation and By-Laws by the Company

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, and again by way of special resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the present Articles of Incorporation and By-Laws of the Company be amended to reflect, where appropriate and applicable, the proposed Name Change, Fixed Number of Directors, Share Consolidation and Increase in Authorized Common Shares by the Company (collectively, the "*Amendment of Articles and By-Laws*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Amendment of Articles and By-Laws at any time without the further approval of the shareholders of the Company.

Approval of Issuance of Post Share Consolidation Shares for Debt and Possible Resulting Change in Control by the Company

The issuance of post Share Consolidation shares of the Company for debt to certain creditors could result in a change in control of the Company for the purpose of securities legislation (not taking into consideration any further securities of the Company that may be issued by the Company in conjunction with the exercise of any warrants to acquire securities of the Company). As set forth in the attached Notice of Meetings, management of the Company hereby also proposes to seek shareholder approval, by way of ordinary resolution, with or without amendment, that, subject to applicable securities laws and regulatory authorities, the shareholders of the Company hereby aprove and authorize the issuance of post Share Consolidation shares for debt to certain creditors; and that the shareholders of the Company approve any possible and resulting effective change in control from the issuance of such shares to any or all of the creditors and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed post Share Consolidation shares for debt issuance at any time without the further approval of the shareholders of the Company.

Approval of Discretion to complete the Financing, Share Consolidation, Name Change, Fixed Number of Directors, Amendment of Articles and By-Laws by the Company, Increase in Authorized Common Shares and Issuance of Post Share Consolidation Shares for Debt and Possible Resulting Change in Control by the Company

As finally set forth in the attached Notice of Meetings, management of the Company hereby also proposes to seek shareholder approval, and again by way of special resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Financing, Share Consolidation, Name Change, Fixed Number of Directors, Amendment of Articles and By-Laws by the Company, Increase in Authorized Common Shares and Issuance of Post Share Consolidation Shares for Debt and Possible Resulting Change in Control by the Company at any time without the further approval of the shareholders of the Company.

Other Matters

The Company will consider and transact such other business as may properly come before the Meetings or any adjournment thereof. Management of the Company knows of no other matters to come before the Meetings other than those referred to in the Notice of Meetings. Should any other matters properly come before the Meetings the common shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by Proxy.

Matters which may properly come before the Meetings shall be any matter not effecting a change in the Articles or Memorandum of the Company or not disposing of all or substantially all of the assets of the Company.

DATED at Vancouver, British Columbia, on this 17th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS OF ARGENT RESOURCES LTD.

"Bernard Dewonck"

Bernard Dewonck
President and Director

ARGENT RESOURCES LTD.

FINANCIAL STATEMENTS

NOVEMBER 30, 2001

14

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Argent Resources Ltd.

We have audited the balance sheets of Argent Resources Ltd. as at November 30, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

March 15, 2002

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

ARGENT RESOURCES LTD.
BALANCE SHEETS
AS AT NOVEMBER 30

	2001	2000
ASSETS		
Current		
Cash	$ 6,724	$ 18,691
Receivables	53,972	3,080
	60,696	21,771
Advances to Lute Linux.com Corp. (Note 3)	-	273,000
Capital assets (Note 4)	1,829	2,670
Long-term investment (Note 5)	315,000	-
	$ 377,525	$ 297,441
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Accounts payable and accrued liabilities	$ 138,525	$ 58,881
Notes payable (Note 7)	653,147	351,990
	791,672	410,871
Shareholders' deficiency		
Capital stock (Note 8)	5,892,257	5,719,857
Subscriptions received in advance	-	59,000
Deficit	(6,306,404)	(5,892,287)
	(414,147)	(113,430)
	$ 377,525	$ 297,441

Nature and continuance of operations (Note 1)

On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED NOVEMBER 30

	2001	2000
EXPENSES		
Administration fees	$ 12,000	$ 12,000
Amortization	841	473
Consulting fees	27,000	33,700
Financing fees	25,771	-
Interest and loan bonus	39,327	11,783
Management fees	30,000	30,000
Office and miscellaneous	22,191	16,848
Professional fees	57,984	50,621
Property evaluation	11,547	-
Rent	25,000	27,000
Shareholder communications	8,747	8,431
Transfer agent and filing fees	8,441	11,871
Travel	2,398	1,765
	(271,247)	(204,492)
Loss on settlement of advances (Note 3)	(142,870)	-
Write-off of mineral properties (Note 6)	-	(57,700)
Loss for the year	(414,117)	(262,192)
Deficit, beginning of year	(5,892,287)	(5,630,095)
Deficit, end of year	$ (6,306,404)	$ (5,892,287)
Basic and diluted loss per share	$ (0.07)	$ (0.06)
Weighted average number of shares outstanding	6,174,245	4,422,625

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF CASH FLOWS
YEAR ENDED NOVEMBER 30

		2001		2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the year	$	(414,117)	$	(262,192)
Items not affecting cash				
Amortization		841		473
Interest accrued on notes payable		31,287		11,510
Shares issued for loan bonus		7,000		-
Write-off of mineral properties		-		57,700
Loss on settlement of cash advances		142,870		-
Changes in non-cash working capital items				
(Increase) decrease in receivables		(892)		5,514
Increase in accounts payable and accrued liabilities		79,644		29,154
Cash used in operating activities		(153,367)		(157,841)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of capital assets		-		(2,361)
Advances to Lute Linux.com Corp.		-		(273,000)
Mineral properties		-		(10,200)
Cash used in investing activities		-		(285,561)
CASH FLOWS FROM FINANCING ACTIVITIES				
Loan proceeds		35,000		-
Capital stock issued		106,400		400,000
Subscriptions received in advance		-		59,000
Cash provided by financing activities		141,400		459,000
Change in cash position during the year		(11,967)		15,598
Cash position, beginning of year		18,691		3,093
Cash position, end of year	$	6,724	$	18,691

Supplemental disclosures with respect to statement of cash flows (Note 12)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia and was previously in the business of exploration and development of mineral properties. During the prior and currents year, the Company attempted to acquire software development, training and consulting companies (Note 3).

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete publicequity financing, or generate profitable operations in the future.

	2001	2000
Deficit	$ (6,306,404)	$ (5,892,287)
Working capital (deficiency)	(730,976)	(389,100)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

The Company's financial instruments consist of cash, receivables, long-term investment, accounts payable and accrued liabilities and notes payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Capital assets and amortization

Capital assets are recorded at cost and are amortized annually over their estimated useful life using the following methods:

Software	3 years straight-line
Computer equipment	30% declining balance

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Long-term investment

Long-term investment in securities is accounted for using the cost method, whereby the investment is initially recorded at cost. Earnings will only be recognized to the extent received or receivable. When there has been an other than temporary decline in value, the investment will be written-down to recognize the loss.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the estimated reserves of the related property following commencement of production, or written off if the mineral interests are sold or abandoned.

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will becomputed on the basis of units produced in relation to the estimated reserves. All deferred costs relating to a project will be expensed in the year of abandonment or sale.

Income taxes

During the current year, the Company retroactively adopted the asset/liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants. The adoption of the new standards resulted in no adjustments to the opening deficit. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

3. ADVANCES TO LUTE LINUX.COM CORP.

During the year ended November 30, 2000, the Company, subject to shareholder andregulatory approval, agreed to acquire 100% of the issued and outstanding share capital of Lute Linux.com Corp. ("Lute"), a company incorporated in Colorado, U.S.A. Lute was developing Linux based software applications and training programs. As consideration, the Company was to issue its own common shares to Lute's shareholders. The exact number of shares was to be determined and was subject to final negotiation of an agreement whereby Lute would acquire an interest in On-Track Computer Training Corporation ("On-Track"), a company incorporated in British Columbia, Canada. Lute and On-Track are related companies. During the year ended November 30, 2000, the Company advanced $273,000 to Lute.

During the current year, the agreement was terminated. As settlement of the $273,000 in advances to Lute, the Company received 2,000,000 common shares (Note 5) of Secureview Systems Inc. ("Secureview"), a company listed on the Canadian Venture Exchange. In addition, Secureview is required to pay the Company $50000, and the Company assumed Lute's debt to Quest Ventures Inc. ("Quest") in the amount of $200,000 plus accrued interest (Note 7).

The settlement resulted in the Company incurring a loss totalling $142,870.

4. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Software	$ 810	$ 315	$ 495	$ 810	$ 45	$ 765
Computer equipment	2,471	1,137	1,334	2,471	566	1,905
	$ 3,281	$ 1,452	$ 1,829	$ 3,281	$ 611	$ 2,670

5. LONG-TERM INVESTMENT

The investment, carried at cost, consists of 2,000,000 common shares of Secureview (Note 3). Secureview is a related party by virtue of common directors.

6. MINERAL PROPERTIES

	2001	2000
Slocan Claims, British Columbia An option to acquire a 100% interest in certain mineral claims, paying $7,500 and issuing 100,000 common shares valued at $40,000. During the year ended November 30, 2000, the Company abandoned the option and all related costs were written-off to operations.	$ -	$ 47,500
Deferred exploration costs	-	10,200
	-	57,700
Written-off	-	(57,700)
Balance, end of year	$ -	$ -

Deferred exploration costs were incurred as follows:

	2001	2000
Geological personnel	$ -	$ 9,764
Recording fees	-	410
Miscellaneous	-	26
	$ -	$ 10,200

7. NOTES PAYABLE

	2001	2000
Note payable, bears interest of 9% per annum, is unsecured and was due on August 30, 1999. The Company is currently negotiating new repayment terms with the lender.	$ 342,132	$ 342,132
Note payable, bears interest at 1% per month, is unsecured and due on demand.	200,000	-
Note payable, bears interest at 1% per month, secured by a general security agreement and due on July 31, 2002.	35,000	-
	577,132	342,132
Accrued interest	76,015	9,858
	$ 653,147	$ 351,990

8. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued and outstanding		
At November 30, 1999	2,172,718	$ 4,955,325
For cash – private placements	1,250,000	400,000
For acquisition of mineral property	100,000	40,000
For settlement of accounts payable	1,313,542	197,032
For settlement of note payable	850,000	127,500
At November 30, 2000	5,686,260	5,719,857
For cash – exercise of warrants	538,500	165,400
For loan bonus	35,000	7,000
At November 30, 2001	6,259,760	$ 5,892,257

9. STOCK OPTIONS AND WARRANTS

No incentive stock options were outstanding as at November 30, 2000 and 2001.

As at November 30, 2001, share purchase warrants were outstanding as follows:

Number of Shares	Exercise Price	Expiry Date
711,500	$ 0.40	June 6, 2002

10. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid $12,000 (2000 - $12,000) for administration fees to a company controlled by a director.

10. RELATED PARTY TRANSACTIONS (cont'd...)

b) Paid $27,000 (2000 - $18,700) for consulting fees to a director.

c) Paid $30,000 (2000 - $30,000) for management services to a company controlled by a director.

d) Paid $25,000 (2000 - $27,000) for rent to a company controlled by a director.

e) Issued 538,500 common shares (2000 – Nil) to a director, the spouse of a director and a company controlled by a director for total proceeds of $165,400 (2000 - $Nil) pursuant to the exercise of warrants.

f) Issued Nil common shares (2000 – 728,457) to a director and companies controlled by a director as settlement of accounts payable totalling $Nil (2000 - $109,269).

g) Issued Nil common shares (2000 – 538,500) to a director, the spouse of a director and a company controlled by a director for total proceeds of $Nil (2000 - $150,975) pursuant to private placements.

Included in accounts payable is $46,848 (2000 – $20,806) owing to related parties.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

11. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2001	2000
Loss before income taxes	$ (414,117)	$ (262,192)
Current income taxes (recovery) at statutory rate	$ (184,696)	$ (119,560)
Amortization of capital assets	375	216
Write-off of mineral property costs	-	26,311
Unrecognized benefits of non-capital losses	184,321	93,033
Total current income taxes (recovery)	$ -	$ -

11. INCOME TAXES (cont'd...)

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2001	2000
Future income tax assets (liabilities):		
Capital assets	$ 648	$ 279
Operating losses available for future periods	602,248	475,029
Mineral property costs	248,837	254,416
Capital losses	70,480	72,060
	922,213	801,784
Valuation allowance	(922,213)	(801,784)
Net future income tax asset (liability)	$ -	$ -

The Company has incurred approximately $1,350,000 of operating losses which, if unutilized, will expire through 2008. Subject to certain restrictions, the Company also has capital losses of approximately $210,000 and resource exploration expenditures of approximately $550,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

12. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO STATEMENT OF CASH FLOWS

	2001	2000
Cash paid during the year for interest	$ 401	$ -
Cash paid during the year for income taxes	$ -	$ -

Significant non-cash transactions for the year ended November 30, 2001 included:

a) The Company issuing 35,000 common shares, valued at $7,000, as a loan bonus.

b) The Company settling $273,000 in advances to Lute by receiving 2,000,000 common shares of Secureview, accruing $50,000 due from Secureview and assuming Lute's debt to Quest in the amount of $200,000 plus accrued interest (Note 3).

Significant non-cash transactions for the year ended November 30, 2000 included:

a) The Company issuing 100,000 common shares, valued at $40,000, as an option payment on a mineral property (Note 6).

12. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO STATEMENT OF CASH FLOWS

b) The Company issuing 850,000 common shares to settle $127,500 of the balance owing on the note payable (Note 7).

c) The Company issuing 1,313,542 common shares to settle accounts payable totalling $197,032.

ARGENT RESOURCES LTD.
Year end Report
November 30, 2001

MANAGEMENT DISCUSSION AND ANALYSIS

A) DESCRIPTION OF BUSINESS

Since its incorporation in 1985, the Issuer has been engaged in the business of exploration of natural resource properties. In early 2000, the Issuer initiated a search for other business opportunities, which culminated in the July 12, 2000 announcement of a proposed Reverse Take Over ("RTO") of privately held, Linux based computer software development, training and consulting company Lute Linux.com Corp. ("Lute") that was to result in Argent acquiring 100% control of Lute. The Issuer announced on January 11, 2001 that a Letter of Intent ("LOI") between Lute and On-Track Computer Training Ltd. ("On-Track") was signed for the purchase of 5% of On-Track with an option to acquire the remaining 95%. Efforts to finance the acquisition of the remaining 95% of On-Track continued throughout the first and second quarters of fiscal 2001. The Issuer had planned to complete a brokered private placement of up to 2,500,000 units, each consisting of one share and one half two-year warrant, however the Issuer announced that it would not proceed with this private placement and that private financing had been secured to meet the current requirements of On-Track.

The Issuer subsequently assigned its rights to the RTO of Lute to NASD Over-the-Counter Bulletin Board ("OTCBB") listed company International Comstock Exploration Ltd. (subsequently renamed Secureview Systems Inc.) and entered into negotiations to acquire certain oil and gas properties. The Canadian Venture Exchange ("CDNX"), having been informed of the Issuer's activities, viewed the potential oil and gas acquisition as a change of business from that of the Issuer's current status as a mining issuer and as a result, trading in the Issuer's shares was halted on July 31, 2001.

The Issuer announced in August the signature of a Letter of Intent to purchase two private Alberta companies. The subsequent rapid decline of oil and gas prices led to a re-evaluation of the value of the companies and together with market uncertainties in the wake of the events of September 11, 2001, caused the Issuer and the companies to extend the closing date of the purchase. The negotiations were terminated by mutual agreement subsequent to the year end due to the inability to reach an agreement on a suitable purchase price.

At the present time, the issuer's principal asset consists of its share holdings in Secureview Systems Inc. and therefore according to CDNX regulations is no longer a resource company and must go through a change in business. Until such time as the Issuer completes a transaction that either constitutes a change of business or establishes it once again as a resource issuer, trading in the issuer's shares will remain halted.

B) DISCUSSION OF OPERATIONS

In early 2000, the Issuer initiated a search for other business opportunities, which culminated in the July 12, 2000 announcement of a proposed Reverse Take Over ("RTO") of privately held, Linux based computer software development, training and consulting company Lute Linux.com Corp. ("Lute") that would result in Argent acquiring 100% control of Lute. This agreement called for the Issuer to issue 10,100,000 common shares in its capital stock at a deemed issuance price of $0.29 per share to complete the transaction.

The Issuer announced on January 11, 2001 that a Letter of Intent ("LOI") between Lute and On-Track Computer Training Ltd. was signed on December 11, 2000, for the purchase of 5% of On-Track with an option (the "Option") to acquire the remaining 95%.

The LOI called for Lute to pay On-Track $325,000 CDN for 5% of the issued and outstanding shares of On-Track. Upon payment by Lute of the $325,000 CDN, Lute was to receive an option to purchase the remaining 95% of the issued and outstanding shares of On-Track based on an independent valuation of On-Track.

The Issuer had planned to complete a brokered private placement of up to 2,500,000 units, each consisting of one share and one half two-year warrant. Each warrant was to be exercisable at $0.40 in the first year and $0.46 in the second year. On May 1, 2001, the Issuer announced that it would not proceed with this private placement and that private financing had been secured to meet the current requirements of On-Track.

Due to the inability to conclude the purchase of Lute and On-Track in a timely manner and the ongoing cash needs of these companies, Argent assigned its rights to the proposed Reverse Takeover of Lute to a NASD Over-the-Counter Bulletin Board ("OTCBB") listed company, Secureview Systems Inc. (formerly International Comstock Exploration Ltd.), ("Secureview"). A letter of Intent ("LOI") dated June 28, 2001, between Secureview, the Issuer, Lute, On-Track Computer Training Ltd. ("On-Track") and related company On-Track Computer International Ltd. ("On-Track (UK)") sets out the terms of this assignment. On-Track and On-Track (UK) are part of this transaction by virtue of Lute's option to enter into a share exchange agreement with them.

The LOI called for the assignment to Secureview of the Share Crystallization Agreement entered into between Lute and the Issuer in exchange for: (1) the Issuer receiving 3,600,000 shares of Secureview; (2) the Issuer receiving $50,000 CDN to cover legal expenses; and (3) and the assumption by the Issuer of an outstanding debt owed by Lute to Quest Ventures Ltd. in the amount of $200,000 plus accrued interest whereby the Issuer agreed to settle this debt through the issuance of common shares of the Issuer, subject to CDNX approval.

As a result of these transactions, the Issuer would no longer be required to proceed with the RTO of Lute according to Canadian Venture Exchange policies and regulations and would therefore remain a resource sector issuer.

During the second quarter, the Issuer entered into negotiations to acquire certain oil and gas properties. The Canadian Venture Exchange, having been informed of the Issuer's activities, viewed the potential oil and gas acquisition as a change of business from that of the Issuer's current status as a mining issuer and as a result, trading in the Issuer's shares was halted on July 31, 2001

On August 16, 2001 the Issuer announced that it has signed a Letter of Intent ("LOI") to purchase two private Alberta-based oil-and-gas companies, SmallOil Empire Ltd. and Niaga Energy Corporation. These companies together own a combined 38% operating interest in ten gross sections – 2560 contiguous hectares – of producing and nonproducing lands in the Mulligan/Fourth Creek area of Alberta, approximately 150 km northwest of Grande Prairie and about 60 km from the British Columbia border. This acquisition included seven producing oil-and-gas wells and a development potential for five to eight additional wells in shallow-depth, multi-zone fields on the existing acreage. At least five distinct reservoirs had been identified to date, two of which were recent new pool discoveries. Under the terms of the LOI, the Issuer was to retain the vendors' key personnel, maintaining the wells' operational and geo-technical continuity.

At the time three gas wells and four oil wells were in production on this acreage, with a combined daily production of fifty barrels per day (bopd) of light crude and 2.25 million cubic feet of natural gas. According to an April 2001 vendor-commissioned Chapman Engineering Report, gross proven oil reserves on this property total approximately 600,000 recoverable barrels (netting the Issuer 230,000 barrels), and total proven recoverable sales gas is estimated at 5 billion cubic feet (netting the Issuer 1.9 billion cubic feet). Probable, undeveloped reserves net to The Issuer's interest totaled 275,000 barrels of crude and 850 million cubic feet of sales gas.

As of April 1, 2001, production levels net to the acquired interest were on the order of an equivalent to 118 barrels per day (6:1 being the natural gas to oil ratio).

The acquisition of SmallOil Empire Ltd. and Niaga Energy Corporation would have entailed the Issuer purchasing all of the issued shares of these two companies for an aggregate sum of CDN$5,300,000 – $3,300,000 in cash, $1,000,000 through the issuance of 3,333,334 Class "A" nonvoting, convertible redeemable preferred shares, and $1,000,000 through the issuance of 2,857,142 Class "B" nonvoting, convertible, redeemable preferred shares

Canaccord Capital Corporation ("Canaccord") had agreed to act as the Issuer's sponsor in relation to this transaction subject to completing due diligence and documentation that would permit the resumption in trading of the Issuer's shares. The Issuer intended on financing the acquisition through a combination of bank financing and issuance of convertible debentures. Closing date of the purchase of the companies was to be November 1, 2001 with an effective date of September 1, 2001.

The Issuer had arranged a $75,000 bridge financing, of which $35,000 was advanced. The loan will be for a period of 1 year at an interest rate of 1%/month or 12.68% per annum. The lender will receive a total of $15,000 payable in shares as a bonus for the loan.

The subsequent rapid decline of oil and gas prices led to a re-evaluation of the value of the companies and together with market uncertainties in the wake of the events of September 11, 2001, caused the Issuer and the companies to extend the closing date of the purchase. Efforts to complete the purchase were terminated subsequent to year end due to the inability to reach an agreement on the purchase price.

The Issuer has also renegotiated the number of shares it received from Secureview Systems Inc., from 3,600,000 shares to 2,000,000 shares to better reflect the reduced value of the assignment and the assets involved.

At the present time, the issuer's principal asset consists of its share holdings in Secureview Systems Inc. and therefore according to CDNX regulations has changed its business and no longer qualifies as a resource company . Until such time as the Issuer completes a transaction that either constitutes a change of business or establishes it once again as a resource issuer, trading in the issuer's shares will remain halted.

C) DISCUSSION OF FINANCIAL OPERATIONS

I) <u>Deferred Exploration Expenditures</u>

The Issuer had no deferred exploration expenditures in fiscal 2001

II) Financial Information

Since incorporation the Issuer has nor received any revenues from operations and as a consequence, reports an annual deficit.

For the year ended November 30, 2001, the Issuer has posted a loss of $414,117; for the year ended November 30, 2000, the loss was $262,192.

The losses reported are the result of administrative expenses relating to the operation of the Issuer's business.

The Company now has 6,971,260 shares outstanding on a fully diluted basis.

III) Transactions with Related Parties

On October 1, 1997, The Issuer entered into a Management and Administration Services Agreement with 519820 B.C. Ltd., owned 50% by Director Gary Schellenberg and 50% by Heather Schellenberg. 519820 B.C. Ltd receives $2,500 per month for management services and an additional $1,000 per month for services of a clerical or administrative nature. $42,000 was paid or accrued in fiscal 2000 and $42,000 was paid or accrued in fiscal 2001 to 519820 B.C. Ltd. Consulting fees totaling $18,000 were paid or accrued in fiscal 2000 and $27,000 was paid or accrued in fiscal 2001 to Bernard Dewonck, a Director.

IV) Investor relations

Investor relations activities continued during the year to a limited extent, consisting primarily of responses by management to inquiries received. The Issuer has no investor relations contracts in place.

V) Legal Proceedings

The Issuer has no legal proceedings in process or pending.

VI) Transactions Requiring Regulatory Approval

The assignment to Secureview Systems Inc. of the Issuer's rights to the Reverse Take Over of Lute Linux.com Corp. is subject to CDNX approval.

D) SUBSEQUENT EVENTS

The Issuer's management is seeking shareholder approval at the May 22, 2002 Annual General Meeting for a possible share consolidation as well as a possible change of control in the event that post consolidation shares are issued for debt. These measures may or may not be implemented but are deemed necessary options to have available to the Issuer's management to attract new project and investment opportunities.